SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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SCHEDULE 14D-9
(Amendment No. 1)

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Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
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AMRECORP REALTY FUND II
(Name of Subject Company)
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AMRECORP REALTY FUND II
(Name of Persons Filing Statement)
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LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)
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Robert J. Werra
General Partner
Amrecorp Realty Fund II
2800 North Dallas Parkway, Suite 100
Plano, Texas 75093
(972) 836-8000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)
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Copies of communications to:
C. William Blair, Esq.
Kelly Hart & Hallman LLP
201 Main Street, Suite 2500
Fort Worth, Texas 76102
Telephone: (817) 878-3553
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☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statements on Schedules 14D-9 (the “Schedules 14D-9”) that were (1) filed by Amrecorp Realty Fund II (the “Partnership”) on May 10, 2007, relating to the tender offer for all units of limited partnership interest in the Partnership (the “Units”) by Robert J. Werra commenced on May 10, 2007, and (2) filed by the Partnership on May 2, 2007, relating to the tender offer for all Units by MPF-NY 2007, LLC; Steven Gold; MPF Special Fund 8, LLC; Equity Resource Franklin fund, LLC; Everest Management, LLC; and Anise, LLC (collectively, the MacKenzie Patterson group”) commenced on April 23, 2007, and amended on May 11, 2007.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedules 14D-9 is amended and restated in its entirety as follows:

(a) Recommendation. The Partnership is not making a recommendation regarding either tender offer and is expressing no opinion of, and is remaining neutral toward, each tender offer.

(b) Reasons for the Recommendation. There is no established trading market for the Units, nor is there another reliable standard for determining the fair market value of the Units. Additionally, because Robert J. Werra is the general partner of the Partnership, he has an unavoidable conflict of interest between himself and the limited partners of the Partnership relating to his tender offer. As a result of this conflict of interest and because the Partnership does not believe that it has enough information to evaluate the MacKenzie Patterson tender offer at this time, the Partnership is not expressing a position regarding either tender offer.

In attempting to ascertain the value of the Partnership, limited partners might consider the following historical financial information. In connection with a proposed sale of the Partnership’s sole remaining real estate property to the general partner, the property was appraised by an independent valuation firm at $5,250,000 as of January 2, 2007. In early April 2007, the Partnership received an offer to purchase the property at a price of $5,400,000. On April 16, 2007, prior to the commencement of the tender offer by the MacKenzie Patterson group or of the tender offer by Robert J. Werra, the Partnership listed its sole remaining real estate property for sale with a national real estate brokerage firm specializing in apartment properties. The Partnership has now received an offer from a potential purchaser of the property for a cash price of $5,600,000. At March 31, 2007, the Partnership had additional available liquid assets in the amount of $200,000 and liabilities of $3,920,400. Using those amounts and a hypothetical property sales price of $5,600,000, which is the amount of the recent offer to purchase the property, minus 3% real estate sales commission and estimated mortgage prepayment and closing costs, would indicate an approximate net value of the Partnership of $1,538,000, equivalent to approximately $106 per Unit. See Item 8 below for additional information regarding possible value of the Partnership.

(c)  Intent to Tender. To the knowledge of the Partnership, neither its general partner nor any affiliate of its general partner currently intends to tender or sell into either tender offer any Units that are held of record or beneficially by such person.

Item 8. Additional Information

Item 8 of the Schedules 14D-9 is amended and restated in its entirety as follows:

The general partner has indicated that he will not immediately accept or negotiate the current offer of $5,600,000 to purchase the Partnership’s property, and will await possible further offers or indications of interest at a higher price. Standard terms of sales contracts for apartment properties typically provide a purchaser with a short period of time to inspect the property and decide whether to close the purchase, usually about 30 days after termination of the inspection period. If the Partnership receives an offer price for the property that the general partner determines would make the sale of the property in the best interests of the limited partners of the Partnership, then the Partnership will sell the property and promptly liquidate and distribute to the limited partners the remaining cash held by the Partnership, net of Partnership obligations.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMRECORP REALTY FUND II

Date: May 16, 2007
By: /s/ Robert J. Werra
Robert J. Werra
General Partner

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